20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

Our Ref: GSD/TCHL/4685
7th December 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Financ[redacted]
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

BY AIRMAIL

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary
Encl.

12/21

File No. 82-3528

Annex A to Letter to the SEC
dated 7th December 2006
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : Preliminary Announcement
in respect of the 2006-2007 Interim Results

Date : 7th December 2006

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

INTERIM REPORT OF 2006-2007

I am pleased to report the unaudited results of the Group for the six months ended 30th September 2006.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th September 2006

	Note	(Unaudited) Six Months Ended 30/9/2006 HK$ Million	(Unaudited) Six Months Ended 30/9/2005 HK$ Million
Turnover	2	119.0	110.3
Cost of property sales		(19.8)	(23.6)
Property expenses		(29.0)	(30.6)
Gross profit		70.2	56.1
Other income		1.7	0.7
Administrative expenses		(17.7)	(19.4)
Write-back of provision against properties for sale		31.2	24.6
Write-back of impairment loss on leasehold land		37.6	17.8
Impairment of available-for-sale financial assets		–	(2.3)
Fair value gains on investment properties		0.4	–
Operating profit	3	123.4	77.5
Finance costs		(3.0)	(2.4)
Share of results of associates		45.0	41.6
Profit before income tax		165.4	116.7
Income tax expense	4	(23.9)	(5.7)
Profit attributable to equity holders of the Company		141.5	111.0
Dividends			
Interim, proposed, of HK 8 cents (2005: HK 6 cents) per ordinary share		49.4	37.1
Earnings per share (Basic and Diluted)	5	22.9¢	18.0¢

CONSOLIDATED BALANCE SHEET
As at 30th September 2006

	Note	(Unaudited) 30/9/2006 HK$ Million	(Audited) 31/3/2006 HK$ Million
Non-current assets			
Property, plant and equipment		2.1	2.3
Investment properties		154.0	153.6
Leasehold land		1,512.3	1,499.3
Associates		63.7	67.8
Available-for-sale financial assets		99.4	82.6
Deferred income tax assets		6.0	14.1
Mortgage loans receivable		14.1	19.2
		1,851.6	1,838.9
Current assets			
Properties for sale		1,522.8	1,505.9
Properties under development		188.7	156.6
Mortgage loans receivable		0.3	0.3
Debtors, deposits and prepayments	6	120.9	71.8
Amount due from an associate		6.3	6.3
Current income tax assets		0.2	0.1
Bank balances and cash		84.0	86.5
		1,923.2	1,827.5
Current liabilities			
Creditors, deposits and accruals	7	82.2	89.7
Borrowings	8	195.0	104.0
Current income tax liabilities		22.2	7.8
		299.4	201.5
Net current assets		1,623.8	1,626.0
Total assets less current liabilities		3,475.4	3,464.9
Non-current liabilities			
Borrowings	8	125.0	212.9
Deferred income tax liabilities		4.2	3.9
		129.2	216.8
Net assets		3,346.2	3,248.1
Equity			
Share capital		61.7	61.7
Retained profits		2,880.9	2,788.8
Other reserves		354.2	348.2
Proposed dividend		49.4	49.4

5. **EARNINGS PER SHARE**
The calculation of earnings per share is based on the profit attributable to equity holders of the Company of HK$141.5 million (2005: HK$111.0 million) and ordinary shares in issue of 617,531,425 (2005: 617,531,425). There were no potential dilutive ordinary shares outstanding during the period (2005: Nil).

6. **DEBTORS, DEPOSITS AND PREPAYMENTS**

	30/9/2006 HK$ Million	31/3/2006 HK$ Million
Debtors, aged		
0-3 months	61.2	11.8
Over 3 months	51.3	51.1
	112.5	62.9
Deposits and prepayments	8.4	8.9
	120.9	71.8

The carrying amounts of debtors, deposits and prepayments approximate their fair value.

Credit terms given to customers vary and are generally ranged from 3 to 6 months.

There is no concentration of credit risk with respect to debtors, as the Group has a large number of customers.

7. **CREDITORS, DEPOSITS AND ACCRUALS**

	30/9/2006 HK$ Million	31/3/2006 HK$ Million
Creditors, aged		
0-3 months	3.9	1.7
Over 3 months	0.9	1.3
	4.8	3.0
Deposits and accruals	77.4	86.7
	82.2	89.7

The carrying amounts of creditors, deposits and accruals approximate their fair value.

8. **BORROWINGS**

	30/9/2006 HK$Million	31/3/2006 HK$Million
Current		
Bank loans		
– unsecured	50.0	50.0
– secured	145.0	54.0
	195.0	104.0
Non-current		
Bank loans, secured	125.0	212.9
Total borrowings	320.0	316.9

The maturity of borrowings is as follows:

	30/9/2006 HK$Million	31/3/2006 HK$Million
Within one year	195.0	104.0
In the second year	125.0	212.9
	320.0	316.9

The carrying amounts of borrowings approximate their fair value.

INTERIM DIVIDEND
The Directors declared an interim dividend of HK 8 cents per share, representing an increase of 33% over last year. The said interim dividend is payable on 8th February 2007.

REGISTER OF MEMBERS
The Register of Members will be closed from 2nd January 2007 to 5th January 2007, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 29th December 2006 in order that they may receive their dividend entitlement.

MANAGEMENT DISCUSSION AND ANALYSIS
Interim Results
The Group's unaudited profit attributable to equity holders of the Company for the six months ended 30th September 2006 amounted to HK$141.5 million. This represents an increase of 27% over the profit of HK$111.0 million for the same period in 2005. The improvement in earnings is mainly due to the improvements in the property market and the hotel industry in Hong Kong.

The Group's interest in Sheraton-Hong Kong Hotel is stated at cost less accumulated depreciation and amortisation on the hotel land and buildings in accordance with the current accounting standards.

In order to fully reflect the underlying economic values of the Group's hotel properties, the Group considers it appropriate also to present to shareholders, as set out below, supplementary information on the Group's statement of net assets on the *basis that the Group were* to state its hotel properties at their open market valuations as at 31st March 2006.

	30/9/2006 (Unaudited) HK$ Million	31/3/2006 (Unaudited) HK$ Million
Non-current assets, including interest in associates	1,851.6	1,838.9
Add: Attributable revaluation surplus relating to hotel properties*	1,931.8	1,922.1

Total equity	3,346.2	3,248.1

Notes:

1. **BASIS OF PREPARATION AND ACCOUNTING POLICIES**

These unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The condensed financial statements should be read in conjunction with the 2006 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31st March 2006 except for the adoption of certain new standards, amendments and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") issued and are mandatory for accounting periods beginning on or after 1st January 2006. The adoption of such standards, amendments and interpretations has no significant impact on the Group's interim results and financial position.

Certain new standards, amendments and interpretations under HKFRS have been issued but are not effective for 2006 and these have not been early adopted by the Group. The Group is in the process of assessing the impact of these new standards, amendments and interpretations on its results of operations and financial position.

2. **TURNOVER AND SEGMENT INFORMATION**

The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

(a) *Primary reporting format – business segments*

Six Months Ended 30/9/2006

	Property development and leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	115.9	3.1	-	-	119.0
Segment results before provision	52.6	1.9	-	(0.2)	54.3
Write-back of provision against properties for sale	31.2	-	-	-	31.2
Write-back of impairment loss on leasehold land	37.6	-	-	-	37.6
Fair value gains on investment properties	0.4	-	-	-	0.4
Segment results	121.8	1.9	-	(0.2)	123.5
Unallocated costs					(0.1)
Operating profit					123.4
Finance costs					(3.0)
Share of results of associates	0.1	-	44.9	-	45.0
Profit before income tax					165.4
Income tax expense					(23.9)
Profit attributable to equity holders of the Company					141.5

Six Months Ended 30/9/2005

	Property development and leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	107.3	3.0	-	-	110.3
Segment results before provision	36.1	1.6	-	(0.2)	37.5
Write-back of provision against properties for sale	24.6	-	-	-	24.6
Write-back of impairment loss on leasehold land	17.8	-	-	-	17.8
Impairment of available-for-sale financial assets	-	-	-	(2.3)	(2.3)
Segment results	78.5	1.6	-	(2.5)	77.6
Unallocated costs					(0.1)
Operating profit					77.5
Finance costs					(2.4)
Share of results of associates	0.3	-	41.3	-	41.6
Profit before income tax					116.7
Income tax expense					(5.7)
Profit attributable to equity holders of the Company					111.0

(b) *Secondary reporting format – geographical segments*

	Turnover Six Months Ended 30/9/2006 HK$ Million	Turnover Six Months Ended 30/9/2005 HK$ Million	Operating results Six Months Ended 30/9/2006 HK$ Million	Operating results Six Months Ended 30/9/2005 HK$ Million
Hong Kong	118.7	110.2	126.8	81.2
United States of America	0.3	0.1	(3.4)	(3.7)
	119.0	110.3	123.4	77.5

3. **OPERATING PROFIT**

Operating profit is stated after charging the following:

	Six Months Ended 30/9/2006 HK$ Million	Six Months Ended 30/9/2005 HK$ Million
Amortisation of leasehold land	15.0	14.9
Depreciation	0.3	0.3

4. **INCOME TAX EXPENSE**

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates prevailing in the countries in which the Group operates.

	Six Months Ended 30/9/2006 HK$ Million	Six Months Ended 30/9/2005 HK$ Million
Current income tax		
Hong Kong profits tax	15.5	5.5
Overseas tax	-	0.1
Deferred income tax	8.4	0.1
	23.9	5.7

The Group's share of income tax expense attributable to associates for the six months ended 30th September 2006 of HK$9.3 million (2005: HK$8.7 million) is included in the consolidated profit and loss account as share of results of associates.

	3,763.4	3,761.0
Current assets	1,923.2	1,827.5
Current liabilities	(299.4)	(201.5)
Net current assets	1,623.8	1,626.0
Total assets less current liabilities	5,407.2	5,387.0
Non-current liabilities	(129.2)	(216.8)
Net assets as if the hotel properties were stated at open market value	5,278.0	5,170.2
Net assets per ordinary share as if the hotel properties were stated at open market value	HK$8.55	HK$8.37

* *Based on open market valuations as at 31st March 2006.*

Property Development

Superstructure work at the luxury residential project at Plunkett's Road on the Peak has already begun and construction work is expected to be completed in June, 2007.

The planning and rezoning of Stage One of French Valley Airport Center in California is expected to be finished in first half of 2007 and construction will begin thereafter.

Hotel

As the supply of new 5-star hotels is going to be limited over the next few years and with increasing tourist arrivals, the Sheraton-Hong Kong Hotel, in which your Group has 35% interest, will continue to perform well in the next few years.

Hi-tech Investments

There is a recovery in the U.S. high-tech sector. Some funds that we have invested in have realized the value of some of their companies, such as DivX, Inc., through IPO's or sale. We expect marked improvement in return for our investments in this sector.

Prospects

In view of the current trend, the three strongest sectors of the Hong Kong property market over the next few years are offices, super-luxurious housing and 5-star hotels, which your Group has been concentrating on.

As a result, the financial position of your Group is on a very solid and sound foundation.

LIQUIDITY AND FINANCIAL RESOURCES

At 30th September 2006, the Group's borrowings net of cash was HK$236.0 million as compared with HK$230.4 million at 31st March 2006. 60.9% of the Group's borrowings were payable within one year and 39.1% were payable between two to five years. Approximately 91.2% of the Group's borrowings were denominated in Hong Kong dollars and the remaining 8.8% were in United States dollars. The US dollar loans are directly tied in with the business of the Group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

Committed borrowing facilities available to the Group, but not drawn at 30th September 2006, amounted to HK$447.8 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 9.6% at 30th September 2006, compared to 9.8% at 31st March 2006.

Certain properties of the Group with a carrying value of HK$1,106.6 million (31st March 2006: HK$1,081.9 million) have been pledged to banks as security for facilities granted to the extent of HK$452.0 million (31st March 2006: HK$453.9 million) against which HK$270.0 million (31st March 2006: HK$266.9 million) has been utilised at the balance sheet date.

HUMAN RESOURCES

The Group, excluding associates, employs a total of 242 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$24.0 million for the period ended 30th September 2006. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim financial statements.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

During the period, the Company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 to the Listing Rules of the Stock Exchange except in relation to the followings:

(1) Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

The Company does not have a separate Chairman and Chief Executive Officer and Mr. David Pun Chan currently holds both positions. The Board considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the Company's strategies to grasp business opportunities efficiently and promptly. Such arrangement, which has been adopted by many local and international corporations, enables the Company to meet the rapidly changing business environment which needs quicker decision making to achieve business efficiency.

(2) Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election.

Non-executive Directors of the Company are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

(3) Under the second part of code provision A.4.2 of the CG Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

A special resolution to amend the Company's Bye-law 84(2) in order to achieve compliance with code provision A.4.2 was passed at the Annual General Meeting held on 6th September 2006. Detailed information is set out in the Corporate Governance Report contained in the Company's 2006 Annual Report.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules of the Stock Exchange. All Directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 7th December 2006

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Man Sing Kwong as independent non-executive directors.

20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

Our Ref: GSD/TCHL/4685
7th December 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

BY AIRMAIL

COPY

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary
Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 7th December 2006
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : Preliminary Announcement
in respect of the 2006-2007 Interim Results

Date : 7th December 2006

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)